Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

March 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention: Tara Harkins

Terence O’Brien

David Gessert

Tim Buchmiller

Re: Olink Holding AB (publ)
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted on January 29, 2021
CIK No. 0001835539

Ladies and Gentlemen:

This letter is submitted on behalf of Olink Holding AB (publ) (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1, confidentially submitted on January 29, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated February 8, 2021 addressed to Jon Heimer, the Company’s Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing a Registration Statement on Form F-1 (“Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on January 29, 2021

Intellectual Property, page 128

U.S. Securities and Exchange Commission

March 3, 2021

1.	We note the your revised disclosure regarding the expiration dates of your U.S. granted patents made in response to comment 9. Please expand to provide similar disclosure regarding your European granted patents and summarize the information by patent family and/or the four themes your patent portfolio covers.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 136 of the Registration Statement in response to the Staff’s comment.

Description of Share Capital and Articles of Association, page 146

2.	We note the changes you made in response to comment 13 to the risk factor on page 56, Our articles of association will designate specific courts in the United States as the exclusive forum… Please revise to disclose your exclusive forum provision in the Description of Share Capital and Articles of Association section.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 160 of the Registration Statement in response to the Staff’s comment.

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If you should have any questions regarding the enclosed matters, please contact me at (212) 813-8821.

Sincerely,

/s/ Kristopher D. Brown
Kristopher D. Brown, Esq.

Enclosures

cc:	Jon Heimer, Chief Executive Officer, Olink Holding AB (publ)

Oskar Hjelm, Chief Financial Officer, Olink Holding AB (publ)

Linda Ramirez-Eaves, Esq., General Counsel, Olink Holding AB (publ)

Stephanie A. Richards, Esq., Goodwin Procter LLP